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SEC FILE NUMBER
8-39048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prager, Sealy & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter 415-403-1900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

Members
Prager, Sealy & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Prager, Sealy & Co., LLC (the "Firm") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Firm's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Firm's management is responsible for the Firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records and entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 30, 2010

Prager, Sealy & Co., LLC
(SEC. I.D. NO. 8-39048)

Statement of Financial Condition as of December 31, 2009 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Prager, Sealy & Co., LLC, as of December 31, 2009, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Director Member/Executive Principal
Title



Signature

Director Member/
Financial Operations Principal
Title



Notary Public


ALISA C. DAVIS
Commission # 1846032
Notary Public - California
San Francisco County
My Comm. Expires Apr 24, 2013

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Members
Prager, Sealy & Co., LLC

We have audited the accompanying statement of financial condition of Prager, Sealy & Co., LLC (the "Firm") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 30, 2010

PRAGER, SEALY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND EQUIVALENTS:	
Cash (Note 1)	$ 544,518
Funds on deposit with clearing broker-dealer (Note 1)	6,481,144
Total cash and equivalents	7,025,662
SECURITIES OWNED (Notes 1 and 2)	11,038,299
RECEIVABLES FROM BROKERS AND DEALERS	518,071
OTHER RECEIVABLES AND DEPOSITS (Note 5)	4,293,055
OFFICE FACILITIES AND EQUIPMENT — Net of accumulated depreciation of $1,757,440 (Notes 1 and 3)	550,687
TOTAL	$23,425,774

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Due to clearing broker-dealer on line of credit (Note 10)	$ 6,516,493
Accounts payable and accrued expenses (Note 5)	8,760,201
Total liabilities	15,276,694
MEMBERS' CAPITAL (Notes 4 and 6):	
Managing member	195,594
Limited members	7,953,486
Total members' capital	8,149,080
TOTAL	$23,425,774

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — Prager, Sealy & Co., LLC, a Delaware Limited Liability Company (the "Firm"), was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and general securities broker-dealer, specializing in fixed income securities, with offices in San Francisco, New York, Orlando, Tampa and Great Falls, VA. The sole managing member of the Firm is Prager, Sealy Management Co., LLC, a Delaware Limited Liability Company.

Security Transactions — Security transactions are executed and carried by an independent broker-dealer on a fully disclosed basis. Securities owned and transaction gains and losses are recorded on a trade date basis and included in trading revenue.

Cash and Equivalents — The Firm considers all highly liquid investments with an original maturity of three months or less and funds on deposit with the Firm's clearing broker-dealer to be cash equivalents.

Securities Owned — Securities owned are stated at market value, which is determined by quoted market prices, recent transactions, and comparable financial instrument values.

Office Facilities and Equipment — Office facilities and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

Income Taxes — The Firm is not a taxable entity. Federal and state income tax statutes require that the income or loss of the Firm be included in the tax returns of the individual members.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates include amounts recorded for financial instruments, other receivables, accrued expenses, contingent liabilities, and depreciation. Actual results could differ from those estimates. The Firm has evaluated subsequent events occurring between the fiscal year end and March 30, 2010, the date the statement of financial condition was available for issuance.

Recently Adopted Accounting Pronouncements — Effective January 1, 2009, the Firm adopted the new authoritative guidance for uncertainty in income taxes issued by the FASB. This guidance requires the Firm to determine whether a tax position of the Firm is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Firm reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Firm has determined the major tax jurisdictions as where the Firm is organized and where the Firm operates; however no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of such guidance for any of the Firm's open tax years. The Firm's tax returns remain open for examination by tax authorities for a period of three years from when they are filed. The Firm is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no other income tax liability has been recorded in the accompanying statement of financial condition.

2. SECURITIES OWNED

Securities owned at December 31, 2009, consist of the following:

Municipal securities	$10,488,473
U.S. Government securities	549,826
	$11,038,299

3. OFFICE FACILITIES AND EQUIPMENT

Office facilities and equipment at December 31, 2009, consist of the following:

Computerized office equipment	$ 623,257
Computer software	455,627
Furniture, fixtures, and equipment	617,212
Leasehold improvements	612,031
	2,308,127
Less accumulated depreciation	(1,757,440)
Office facilities and equipment — net	$ 550,687

4. MEMBERS' CAPITAL

Under the limited liability company agreement, capital contributions consisting of U.S. Government securities from certain limited members (approximately $550,000 of face value) are maintained to provide sufficient regulatory net capital for the Firm's underwriting business. This capital may be withdrawn by such members upon six months prior written notice. Income earned from the securities is paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between limited and managing members on a pro-rata ownership basis. Allocations of net losses are made first to the managing member, then to limited members on a pro-rata ownership basis.

5. RELATED-PARTY TRANSACTIONS

The Firm has an agreement with the managing member under which the managing member performs certain functions relating to the management of the Firm.

Included in accounts payable and accrued expenses at December 31, 2009, is $4,257,369 due to the managing member, representing unpaid management fees.

Included in other receivables and deposits at December 31, 2009, is $652,548 due from the limited members and former limited members, representing noninterest bearing advances made by the Firm to them.

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2009, the Firm's regulatory net capital was $2,168,864 which was $1,918,864 in excess of the required net capital.

7. EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) plan. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits.

8. LEASE ARRANGEMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through May 2020. Future annual gross payments under these arrangements are as follows:

2010	$ 947,000
2011	1,262,300
2012	1,142,200
2013	1,056,700
2014	1,080,900
Thereafter	5,521,600

9. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firm's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if claimants seek unspecified damages, or when examinations or proceedings are at an early stage. In the opinion of management, the ultimate outcome of these matters will not have a material impact on the Firm's financial position.

10. LINES OF CREDIT

The Firm maintains a line of credit with its fully-disclosed clearing broker-dealer in the amount of $50,000,000 for the purpose of financing its securities owned. Interest on this facility is at the clearing brokers cost of funds rate plus 1/2%, which equated to 2.25% at December 31, 2009. There was an outstanding balance of $6,516,493 on December 31, 2009.

The Firm also has a line of credit of $6,500,000 with a local bank under which it may borrow from time to time for general operating purposes at the prime rate, which equated to 3.25% at December 31, 2009. There was no outstanding balance as of December 31, 2009, under this facility.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a general securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominantly with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds, and other financial institutions. The Firm introduces these transactions for clearance on a fully-disclosed basis.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to nonperformance by its customers. The Firm seeks to control the risk associated with nonperformance by reviewing information it receives from its clearing broker on a daily basis and reserves for doubtful accounts when necessary.

During the normal course of business the Firm may sell securities that it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines. The Firm had no such positions as of December 31, 2009.

In the normal course of business, the Firm enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open as of December 31, 2009.

From time to time, the Firm may enter into financial futures contracts intended to hedge proprietary securities positions. As of December 31, 2009, there were commitments to sell such futures contracts with a notional face value of approximately $3,200,000, with a market value receivable of $500. The net value of such contracts to buy and to sell futures contracts is recorded in receivables from brokers and dealers.

12. FAIR VALUE OF ASSETS AND LIABLITIES

FASB Statement No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB Statement No. 157 also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Firm. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would

use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Firm has the ability to access. This category includes active exchange-traded mutual funds and equity securities.
- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes certificates of deposit, corporate debt securities, U.S. agency and municipal debt securities, and U.S. Treasury securities.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets recorded at Fair Value

Significant assets valued at fair value include securities owned and futures contracts. The Firm uses prices obtained from an independent third-party pricing service to measure the fair value of U.S. Treasury securities and municipal debt securities. The Firm validates prices received from the pricing service using various methods including comparison to quoted market prices, where available. The Firm does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with FASB Statement No. 157 and result in a material difference in the recorded amounts.

The following table presents the Firm's fair value hierarchy as of December 31, 2009 for assets measured at fair value:

	Quoted Prices in Active Markets for Indentical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities Owned	$ -	$ 11,038,299	$ -	$ 11,038,299
Forward Contracts, included in Receivables from Brokers and Dealers	-	500	-	500
Total assets at fair value	$ -	$ 11,038,799	$ -	$ 11,038,799

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value are as follows:

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/to brokers and dealers, other receivables and deposits, bank lines of credit and accounts payable and accrued expenses which are short term in nature and accordingly are recorded at amounts that approximate fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

March 30, 2010

Members
Prager, Sealy & Co., LLC

In planning and performing our audit of the financial statements of Prager, Sealy & Co., LLC (the "Firm") as of and for the year ended December 31, 2009 (on which we issued our report dated March 30, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP